Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 16, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley, Esq.
Erin Jaskot, Esq.
Division of Corporation Finance
Office of Trade & Services

Re:	Driven Brands Holdings Inc.
Draft Registration Statement on Form S-1
Submitted March 26, 2020
CIK No. 0001804745

Ladies and Gentlemen:

On behalf of Driven Brands Holdings Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 3 (“Amendment No. 3”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”) as originally submitted with the Securities and Exchange Commission (the “Commission”) on March 26, 2020.

Amendment No. 3 is being confidentially submitted to the Commission for nonpublic view pursuant to the public filing guidelines announced by the Division of Corporation Finance on June 29, 2017 (the “Public Filing Guidelines”). The Company hereby acknowledges its agreement to the Public Filing Guidelines. Amendment No. 3 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated July 29, 2020 (the “Comment Letter”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto and have also provided copies of Amendment No. 3, marked to indicate changes from Amendment No. 2 to the Registration Statement confidentially submitted on June 22, 2020. References in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

Katherine Bagley

Erin Jaskot

Securities and Exchange Commission

Division of Corporation Finance

November 16, 2020

The Company has asked us to convey the following as its responses to the Staff:

2020 Summary Historical Consolidated Financial and Other Data, page 13

1.	We reviewed your response to comment 5 and the revisions to your disclosure. You present pro forma 2015 information without providing disclosure regarding operating activity for the fiscal years ended December 31, 2016 and 2017. Please further revise to present comparable information for the 2016 and 2017 fiscal years.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 19, 20 and 21 of Amendment No. 3.

2.	We reviewed your response to comment 6 and your revised disclosures narratively discussing how you calculate the measure. Further, you now indicate that Capital Efficiency Ratio is a performance measure; however, the nature of the adjustment and the previous terminology suggest it may be a liquidity measure. We remain unclear as to how you use this non-GAAP measure internally, and why such information is useful. Please explain how you use the Capital Efficiency Ratio measure to assess your performance and further revise your disclosure to explain how investors would find this information useful.

The Company has removed the discussion of Capital Efficiency Ratio from the Registration Statement in response to the Staff’s comment. Please see pages iii, iv, 18, 21, 92 and 93 of Amendment No. 3.

If you have any questions regarding Amendment No. 3 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Blake Clardy at (212) 373-3538.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Tiffany Mason
Driven Brands Holdings Inc.

Scott O’Melia, Esq.
Driven Brands Holdings Inc.

Blake Clardy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ian D. Schuman, Esq.
Latham & Watkins LLP